February 14, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Attn.:           David R. Humphrey, Accounting Branch Chief

Re:           Conforce International, Inc. (“Conforce” or “Company”)
Form 10-K for the year ended March 31, 2012 – Filed July 13, 2012
File No. 000-53579

Dear Sir:

On behalf of  Conforce, we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by email dated February 11, 2013, relating to Conforce’s above-mentioned filings.

In this letter, we have recited the comment from the Staff  in bold type and have followed with Conforce’s response.  An electronic copy of the applicable Form has been filed per your request.

We also acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions please contact Mario Verrilli at 905-761-0259.

Sincerely,

Marino Kulas, President & CEO

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Form 10 K for the year ended March 31, 2012

Exhibit 23.1

1.
It appears you have included the independent accountant’s audit report in Exhibit 23.1 and not within the body of your Form 10-K.  In accordance with Regulation S-K, Item 601, Exhibit 23 is for the purpose of including the consents of experts. Therefore, it is not appropriate to use this form to include the audit report.  Please revise your Form 10-K to include the audit report within the body of the document. Further, please ensure this error is not carried forward to your Form 10-K for the year ended March 31, 2013. In this regard, we note you received this same comment on your Form 10-K for the year ended March 31, 2011 and amended the filing.

In response to Staff’s comments, the independent accountant’s audit report has been incorporated into the body of the Form 10-K. We have  revised our procedures to ensure this error will not be carried forward to our Form 10-K for the year ending March 31, 2013.